SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Keystone Consolidated Industries, Inc.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

493422307

(CUSIP Number)

January 31, 2008

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

X	Rule 13d-1(c)

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 493422307	13G	Page 2 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) JMB Capital Partners Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 697,507
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 697,507
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 697,507
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.88%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 493422307	13G	Page 3 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Smithwood Advisers, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 697,507
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 697,507
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 697,507
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.88%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 493422307	13G	Page 4 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Smithwood General Partner, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 697,507
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 697,507
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 697,507
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.88%
12	TYPE OF REPORTING PERSON* OO

CUSIP No. 493422307	13G	Page 5 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Smithwood Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 697,507
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 697,507
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 697,507
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.88%
12	TYPE OF REPORTING PERSON* OO

CUSIP No. 493422307	13G	Page 6 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jonathan Brooks
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 697,507
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 697,507
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 697,507
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.88%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 493422307	13G	Page 7 of 12 Pages

Item 1.

(a)

Name of Issuer

Keystone Consolidated Industries, Inc.

(b)

Address of Issuer’s Principal Executive Offices

Three Lincoln Centre

5430 LBJ Freeway, Suite 1740

Dallas, Texas  75240

Item 2.

(a)

Name of Person Filing

JMB Capital Partners Master Fund L.P. (the “Fund”)

Smithwood Advisers, L.P. (“Advisers”)

Smithwood General Partner, LLC (“Smithwood GP”)

Smithwood Partners, LLC (“Partners”)

Jonathan Brooks (“Brooks”)

(collectively hereinafter referred to as the “Reporting Persons”)

Mr. Brooks is the Managing Member of Partners, which is the General Partner of the Fund.

Mr. Brooks is also the controlling owner and Managing Member of Smithwood GP, which is the General Partner of Advisers, the Fund’s investment adviser.

The Fund directly owns the shares of Common Stock to which this Schedule 13G relates (the “Shares”). Each of Advisers, Smithwood GP, Partners and Brooks by virtue of their relationships to the Fund may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the Shares directly owned by the Fund, but each disclaims beneficial ownership of such Shares except to the extent of their pecuniary interest therein.

(b)

Address of Principal Business Office or, if none, Residence

c/o Smithwood Advisers, L.P.

1999 Avenue of the Stars, Suite 2040

Los Angeles, CA  90067

(c)

Citizenship

The Fund is a limited partnership formed and existing under the laws of the Cayman Islands.

Advisers is a limited partnership formed and existing under the laws of the State of California.

Smithwood GP is a limited liability company formed and existing under the laws of the State of California.

Partners is a limited liability company formed and existing under the laws of the State of California.

Brooks is a citizen of the United States.

(d)

Title of Class of Securities

Common Stock, $.01 par value per share (the “Common Stock”)

CUSIP No. 493422307	13G	Page 8 of 12 Pages

(e)

CUSIP Number

493422307

Item 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

NOT APPLICABLE.

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.

Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:

As of the date of this filing: The Reporting Persons may be deemed to beneficially own 697,507 shares of the Common Stock of the Issuer, which includes 139,501 shares of Common Stock which may be deemed to be beneficially owned by the Reporting Persons as a result of their right to acquire such shares within 60 days of the date of this Schedule 13G upon the exercise of subscription rights issued by the Issuer in a rights offering (subject to the Issuer’s right to extend, modify, cancel or terminate the rights offering).

CUSIP No. 493422307	13G	Page 9 of 12 Pages

(b)

Percent of class: Taking into consideration that 10,139,501 shares are issued and outstanding consisting of (i) 10,000,000 shares issued and outstanding as of February 11, 2008, as reported in the Issuer’s Form 424(b)(3) filed with the Securities and Exchange Commission on February 12, 2008; and (ii) immediately exercisable rights to purchase an additional 139,501 shares of the Issuer’s Common Stock in connection with the Issuer’s rights offering1.

As of the date of this filing: 6.88%

(c)

Number of shares as to which the Reporting Person have:

(i)

Sole power to vote or to direct the vote – 0

(ii)

Shared power to vote or to direct the vote – As of the date of this filing the Reporting Persons may be deemed to share the power to vote or direct the vote of the 697,507 Shares of Common Stock beneficially owned by each of them.

(iii)

Sole power to dispose or to direct the disposition of – 0

(iv)

Shared power to dispose or to direct the disposition of – As of the date of this filing the Reporting Persons may be deemed to share the power to dispose or to direct the disposition of the 697,507 Shares of Common Stock beneficially owned by each of them.

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [   ].

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

Other than as set forth herein, no other person has the right to receive or the power to direct the

receipt of, dividends from, or proceeds from the sale of, in excess of 5% of the total outstanding   Common Stock.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.

Identification and Classification of Members of the Group.

Not Applicable

Item 9.

Notice of Dissolution of Group.

Not Applicable

———————

1

Please note that the Issuer is currently offering an aggregate of 2,500,000 shares of the Issuer’s Common Stock to stockholders of record on January 28, 2008 for a purchase price of $10.00 per share. If all or none of the stockholders exercised their rights, the Reporting Persons would beneficially own 5.58% of the issued and outstanding shares of the Issuer’s Common Stock. If the Reporting Persons did not exercise their rights and all other stockholders did exercise their rights, the Reporting Persons would only own 4.46% of the issued and outstanding shares of the Issuer. The subscription rights are currently scheduled to expire at 5:00 p.m., Eastern Time, on March 17, 2008, subject to the Issuer’s right to extend, modify, cancel or terminate the rights offering.

CUSIP No. 493422307	13G	Page 10 of 12 Pages

Item 10.

Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 493422307	13G	Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 29, 2008

JMB Capital Partners Master Fund, L.P.

By: Smithwood Partners, LLC, its General Partner

By: ____/s/Jonathan Brooks_______________

Jonathan Brooks, Managing Member

Smithwood Partners, LLC

By: ____/s/Jonathan Brooks  ______________

Jonathan Brooks, Managing Member

Smithwood Advisers, L.P.

By:  Smithwood General Partner, LLC,

its General Partner

By: ____/s/Jonathan Brooks________________

Jonathan Brooks, Managing Member

Smithwood General Partner, LLC

By: ____/s/Jonathan Brooks ________________

Jonathan Brooks, Managing Member

________/s/Jonathan Brooks ________________

Jonathan Brooks, Individually

CUSIP No. 493422307	13G	Page 12 of 12 Pages

EXHIBIT NO. 1

JOINT FILING AGREEMENT

The undersigned hereby consent to the joint filing by any of them of a  Statement on Schedule 13G and any amendments thereto, whether heretofore or hereafter filed, relating to the securities of Keystone Consolidated Industries, Inc. and hereby affirms that this Schedule 13G is being filed on behalf of each of the undersigned.

Dated: February 29, 2008

JMB Capital Partners Master Fund, L.P.

By: Smithwood Partners, LLC, its General Partner

By: ____/s/Jonathan Brooks ________________

Jonathan Brooks, Managing Member

Smithwood Partners, LLC

By: ____/s/Jonathan Brooks  ________________

Jonathan Brooks, Managing Member

Smithwood Advisers, L.P.

By:  Smithwood General Partner, LLC,

its General Partner

By: ____/s/Jonathan Brooks  _________________

Jonathan Brooks, Managing Member

Smithwood General Partner, LLC

By: ____/s/Jonathan Brooks  _________________

Jonathan Brooks, Managing Member

_______/s/Jonathan Brooks   _________________

Jonathan Brooks, Individually